Media release

Rio Tinto bolsters Executive Committee to step up performance in people and partnering as part of long-term strategy

8 December 2016

Rio Tinto has appointed two executives to its management team to step up performance in its people and partnering capabilities, which are core enablers of the company’s strategy and long-term focus under chief executive J-S Jacques.

Vera Kirikova will assume the role of Human Resources Group executive and Simone Niven the role of Corporate Relations Group executive on 1 January 2017.

As a consequence of the restructure, Organisational Resources Group executive Hugo Bague will leave the company on 31 March 2017 after supporting a transition.

During more than nine years on the Rio Tinto Executive Committee, Hugo Bague has led the Group’s efficiency drive across many functional areas, significantly reducing costs and improving effectiveness.

Vera Kirikova and Simone Niven bring decades of experience across multiple geographies in their respective fields and both will continue to be based in London.

Rio Tinto chief executive J-S Jacques said “It is clear as an industry we need to lift our game in how we attract and retain top talent and as the world becomes more complex we need to partner better with our customers, governments and society.

“These areas are a core part of our strategy and critical to building a successful Rio Tinto as we look ten years ahead. Vera and Simone will bring a fresh perspective to our thinking in these areas at the top table and I welcome them both to the team.

“I would also like to recognise and thank Hugo for his commitment and contribution to Rio Tinto for the best part of the past decade. His successes are many, including progressing our drive towards standardisation and shared services. We wish him well for the future.”

Rio Tinto chairman Jan du Plessis said “Hugo has played an instrumental role over the years in supporting me in succession planning and has significantly contributed to the board’s strategic thinking in areas such as sustainable development and remuneration. On behalf of the board, I would like to thank him for his dedication and commitment.”

Organisational Resources Group executive Hugo Bague said “It is a real privilege to have worked for Rio Tinto for almost ten years and I am proud of what the team has achieved during my time with the business. It is also satisfying to see three of my team members – Joanne Farrell, Simone Niven and Vera Kirikova – rise to the Executive Committee and the business will be further strengthened by their contributions.”

Notes to editors

Vera Kirikova

Vera Kirikova joined Rio Tinto in 2015 as vice president, Human Resources for the Diamonds & Minerals product group and was appointed head of Human Resources for the Group in July this year. She has accountability for the Group’s Human Resources function, including strategy and execution. Prior to joining Rio Tinto, Vera was employed by Schlumberger, where she worked for over 20 years in human resources, operations, marketing and M&A positions in the US, Canada, UK, Russia and France. Vera was born in Russia and is a Canadian citizen.

Simone Niven

Simone Niven joined Rio Tinto in 2008 and has accountability for the Group’s reputation and corporate relations areas – external affairs, communities, media, reputation and employee communications. She also has responsibility for the leadership of the country and regional office teams including Africa, Australia, Canada, China, the European Union, India, Japan, UK and the US. Prior to joining Rio Tinto she spent over 15 years working in senior roles at some of the world’s largest companies across many continents, including Vodafone, the United Technologies group, Smiths Group plc and Smith & Nephew plc in a range of corporate relations fields. Simone is a dual Australian-British citizen.

Hugo Bague

Hugo Bague joined the company in 2007 as global head of Human Resources and joined the Executive Committee in 2008 where his portfolio was expanded to include accountability for health, safety, environment, communications and communities. Hugo was appointed Organisational Resources Group executive in 2013, when he picked up accountability for Shared Services, Information Services & Technology, Procurement and External Affairs. Previously he worked for Hewlett-Packard where he was the global vice president, Human Resources for the Technology Solutions Group, based in the US. Prior to this he worked for Compaq Computers, Nortel Networks and Abbott Laboratories based in Switzerland, France and Germany.

All Executive Committee biographies are available at www.riotinto.com/ExecutiveCommittee.

Contacts

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www.riotinto.com

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